Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
February 11, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust File Nos.: 333-36074 and 811-09913
Dear Mr. Di Stefano:
     On behalf of AIM Counselor Series Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on January 15, 2010, with regard to Post-Effective Amendment No. 37/38 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Funds with “Van Kampen” in their name are referred to herein as the “Van Kampen Funds” and all other Funds are referred to herein as the “Morgan Stanley Funds” and, together with the Van Kampen Funds, the “Funds.”
General Comments — Prospectuses
1. Comment: Note that the general comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 also apply to this filing, where applicable.
     Response: The comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 have been incorporated into this filing, as applicable.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

2. Comment: In the “Payments to Broker-Dealers and Other Financial Intermediaries” section of each prospectus, please consider adding the reference to “salesperson” per Form N-1A.
     Response: The “Payments to Broker-Dealers and Other Financial Intermediaries” section of each prospectus has been revised to state the following:
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and the Fund’s distributor or its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.
Specific Comments:
Invesco Balanced Fund
1. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state that the Fund invests “at least 25% of its assets in fixed-income securities.” Please list the types or ratings of such fixed-income securities.
     Response: We respectfully acknowledge your comment; however, we believe that the requested disclosure is included in the “Principal Investment Strategies” section.
2. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state: “The Fund may also invest in derivative instruments, such as mortgage-backed securities, collateralized mortgage obligations (CMOs) and asset-backed-securities.” Rather than using the word “such as,” please list all derivative instruments in which the Fund may invest. Also, are mortgage-backed securities and CMOs derivatives? Please explain.
     Response: The reference to “derivative instruments” in the sentence noted above has been deleted. The revised disclosure is as follows: “The Fund may also invest in mortgage-backed securities, collateralized mortgage obligations (CMOs) and asset-backed securities.”
3. Comment: Mr. Donaty would like a brief discussion of what CMOs are in the Item 4 disclosure.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The following sentence describing what CMOs are has been added to the Item 4 disclosure of the Fund’s prospectus: “Collateralized mortgage obligations (CMOs) are debt obligations collateralized by mortgage loans or mortgage pass-through securities.”
4. Comment: In the Item 9 disclosure regarding the risks of CMOs, you allude to tranches but do not describe which tranches. Please do so.
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
5. Comment: Add credit risk and interest rate risk to the Item 4 principal risk disclosure.
     Response: Credit risk and interest risk have been added to the Item 4 principal risk disclosure under the sub-heading “fixed income securities.” The revised disclosure is as follows:
Fixed-Income Securities. Investments in fixed-income securities generally are affected by changes in interest rates and the creditworthiness of the issuer. The prices of such securities tend to fall as interest rates rise, and such declines tend to be greater among securities with longer maturities. The creditworthiness of the issuer may affect the issuer’s ability to make timely payments of interest and principal.
6. Comment: The last sentence in the Item 4 disclosure regarding the risks of mortgage-backed securities indicates that “...the Fund may be subject to additional risks.” Please add disclosure describing what these additional risks are.
     Response: The referenced disclosure has been revised.
7. Comment: Please add disclosure regarding the higher risk of default to the Item 4 description of lower rated fixed-income securities.
     Response: The requested disclosure has been added to the Item 4 description of lower-rated fixed income securities.
8. Comment: Under the “Investment Objective” heading, please indicate whether shareholders will receive advance notice of a change to the Fund’s investment objective.
     Response: Item 9(a) of Form N1-A requires a statement of the fund’s investment objectives, and “if applicable, state that those objectives may be changed without shareholder approval.” Whether shareholders would be given advance notice and how much advance notice

Vincent Di Stefano
Division of Investment Management
February 11, 2010

will depend on the facts and circumstances of any proposed change. We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
9. Comment: In the Item 9 “Principal Investment Strategies” section of the prospectus, you state: “Within these limitations, the Adviser may purchase or sell securities in any proportion it believes desirable based on its assessment of business, economic and investment conditions.” What does this mean? This is too general, please be more specific.
     Response: The referenced disclosure has been revised.
10. Comment: The Item 9 “Principal Investment Strategies” section of the prospectus indicates that the Fund may invest in exchangeable convertible securities and synthetic convertible securities. Consider summarizing exchangeable convertible securities and synthetic convertible securities in the summary section of the prospectus as they appear to be principal strategies. If they are not principal strategies, so state.
     Response: The referenced disclosure has been revised.
11. Comment: The Item 9 “Principal Investment Strategies” section of the prospectus states: “In many cases, synthetic convertible securities are not convertible prior to maturity, at which time the value of the security is paid in cash by the issuer.” Why are these called “convertible” securities if they are not always convertible?
     Response: The referenced securities are considered to be convertible securities that are paid out in cash and not securities.
12. Comment: Add counterparty risk disclosure to the description of synthetic convertible securities.
     Response: The following disclosure regarding counterparty risk has been added to the description of convertible securities:
There are also special risks associated with the Fund’s investments in exchangeable and synthetic convertible securities, including the risk that an issuer will not fulfill its contractual obligations.
13. Comment: The Item 9 “Principal Investment Strategies” section of the prospectus states: “One type of mortgage-backed security in which the Fund may invest is a mortgage pass-through security.” The word “may” conveys to me that this is a non-principal strategy. Please separate the principal from the non-principal strategies.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: As noted in the summary section of the prospectus, a principal strategy of the Fund is its investment in mortgage-backed securities. Since mortgage pass-through securities are a type of mortgage-backed security, we would deem investments in mortgage pass-through securities to be a principal strategy of the Fund. The use of the word “may” in the referenced disclosure simply means “is permitted to.”
14. Comment: Does this Fund invest in smaller capitalization stocks or emerging market securities as part of its principal investment strategy? If so, please add disclosure to that effect.
     Response: The Fund does not invest in small capitalization stocks or emerging market securities as part of its principal investment strategy.
15. Comment: Please clarify whether derivatives are part of the principal investment strategy of the Fund. If so, please add derivatives risk as a principal risk.
     Response: The Fund does not invest in derivatives as part of its principal investment strategy.
Van Kampen Pennsylvania Tax Free Income Fund
1. Comment: Consider adding the risk of paying the alternative minimum tax to the principal risks of this Fund.
     Response: Alternative minimum tax risk is included in the municipal securities risk disclosure in the sections entitled “Summary – Principal Risks of Investing in the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings – Principal Investment Strategies and Risks” of the Fund’s prospectus.
2. Comment: The Item 9 disclosure “Special Risk Considerations Regarding Pennsylvania Municipal Securities” provides background on Pennsylvania but does not describe any special risks unique to Pennsylvania. If there are any material risks that are present in Pennsylvania but not disclosed in this prospectus, please add them here.
     Response: The Fund believes that the risk disclosure in the prospectus as a whole provides adequate risk disclosure of investing in municipal securities in general and those issued specifically by municipalities in the Commonwealth of Pennsylvania. The Fund believes that there is much overlap in the risks of investing in securities issued by Pennsylvania municipalities and those of other municipalities, such as the credit risk of nonpayment. The Fund notes that such credit risk disclosure is currently located in the section entitled “Investment Objective, Strategies, Risks and Portfolio Holdings – Principal Investment Strategies and Risks – Municipal

Vincent Di Stefano
Division of Investment Management
February 11, 2010

Securities.” The ability of an issuer of Pennsylvania municipal securities to pay principal and interest on those securities is affected by possible legislative, state constitutional or regulatory amendments specific to Pennsylvania, which is disclosed in the section referenced by the Staff. The Fund further notes that the Pennsylvania specific disclosure in the prospectus and SAI is derived from certain official statements of the Commonwealth of Pennsylvania published in connection with the issuance of Pennsylvania municipal securities, as well as from other publicly available documents. The Fund also notes that a more detailed discussion of the risks of Pennsylvania municipal securities may be found under “Special Risk Considerations Regarding Pennsylvania Municipal Securities” in the Fund’s SAI.
Invesco California Tax-Free Income Fund
1. Comment: Consider adding the risk of paying the alternative minimum tax to the principal risks of this Fund.
     Response: Alternative minimum tax risk has been added as a principal risk of the Fund.
2. Comment: Please add any material risks specific to California in the Item 9 risk disclosure of the prospectus.
     Response: The Fund believes that the risk disclosure in the prospectus as a whole provides adequate risk disclosure of investing in municipal securities in general and those issued specifically by California municipalities. The Fund believes that there is much overlap in the risks of investing in securities issued by California municipalities and those of other municipalities. The Fund notes that such disclosure is currently located in the section entitled “Investment Objective, Strategies, Risks and Portfolio Holdings – Principal Risks.” The Fund also notes that a more detailed discussion of the risks of California municipal securities may be found under “Special Risk Considerations Regarding California Municipal Securities” in the Fund’s SAI. The Fund further notes that the California specific disclosure in the Fund’s registration statement is derived from certain official statements of the State of California published in connection with the issuance of California municipal securities, as well as from other publicly available documents.
Invesco New York Tax-Free Income Fund
1. Comment: Consider adding the risk of paying the alternative minimum tax to the principal risks of this Fund.
     Response: Alternative minimum tax risk has been added as a principal risk of the Fund.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

2. Comment: Please add any material risks specific to New York in the Item 9 risk disclosure of the prospectus.
     Response: The Fund believes that the risk disclosure in the prospectus as a whole provides adequate risk disclosure of investing in municipal securities in general and those issued specifically by New York municipalities. The Fund believes that there is much overlap in the risks of investing in securities issued by New York municipalities and those of other municipalities. The Fund notes that such disclosure is currently located in the section entitled “Investment Objective, Strategies, Risks and Portfolio Holdings – Principal Risks.” The Fund also notes that a more detailed discussion of the risks of New York municipal securities may be found under “Special Risk Considerations Regarding New York Municipal Securities” in the Fund’s SAI. The Fund further notes that the New York specific disclosure in the Fund’s registration statement is derived from certain official statements of the State of New York published in connection with the issuance of New York municipal securities, as well as from other publicly available documents.
Invesco Dividend Growth Securities Fund
1. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state: “The Fund may also use derivative instruments.” If this is a principal strategy, please identify and briefly summarize the derivatives in which the Fund may invest in the summary section of the prospectus.
     Response: We respectfully acknowledge your comment; however, we believe that the requested disclosure is included in the summary section under “Principal Investment Strategies of the Fund.”
2. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state: “Up to 20% of the Fund’s assets may be invested in convertible and fixed-income securities.” Please briefly describe the convertible and fixed-income securities in which the Fund may invest, including any ratings policy.
     Response: We respectfully acknowledge your comment; however, we believe that the requested disclosure is included in the “Principal Investment Strategies” section.
3. Comment: Query whether smaller capitalization risk should be added as a principal risk of the Fund.
     Response: Small capitalization risk is not a principal risk of the Fund.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

4. Comment: In the Item 9 “Principal Investment Strategies” section of the prospectus, please indicate whether the Fund’s investments in foreign securities may also include emerging markets securities.
     Response: The Fund’s investment in foreign securities does not include emerging markets securities.
5. Comment: REIT risk is included in the principal risks section of the summary prospectus and under the heading “Additional Investment Strategy Information” in the Item 9 section of the prospectus. Please clarify whether investing in REITs is a principal strategy of the Fund.
     Response: Investing in REITs is an additional strategy of the Fund. REIT risk has been added to the Item 9 additional risk disclosure section of the Fund’s prospectus and REIT disclosure has been removed from the principal strategy section of the prospectus.
6. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
Invesco Equally-Weighted S&P 500 Fund
1. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
2. Comment: Both the summary and Item 9 “Principal Investment Strategies” sections of the prospectus state “The Fund generally invests in each stock included in the S&P 500 Index in approximately equal proportions.” Why does the word “generally” qualify?
     Response: The word “generally” is included to clarify that while the Fund invests in each stock included in the S&P 500 Index in approximately equal proportions, because the Fund rebalances quarterly and the S&P 500 Index weightings float, there may be instances between rebalancings where the above situation is not the case.
Invesco Large Cap Relative Value Fund

Vincent Di Stefano
Division of Investment Management
February 11, 2010

1. Comment: The Fund’s stated investment objective is to seek high total return. What is meant by high total return?
     Response: High total return means that the Fund seeks to achieve a high level of capital appreciation and income. Disclosure to that effect has been added.
2. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state: “Under normal circumstances, at least 80% of the Fund’s assets will be invested in equity securities of companies with capitalizations within the range of companies included in the Russell 1000® Value Index.” Please identify the types of equity securities in which the Fund will invest. How do you reconcile the use of the index with the Fund’s name?
     Response: The types of equity securities in which the Fund will invest have been identified in the prospectus. According to the information on the Russell web site, “[T]he Russell 1000® Value Index measures the performance of the large-cap value segment of the U.S. equity universe,” which we believe is an appropriate index for the Fund.
3. Comment: In the summary section under “Principal Investment Strategies” section of the prospectus, please indicate a dollar range of the market capitalization of companies represented in the Russell 1000® Value Index.
     Response: The following sentence has been added to the summary strategy section of the prospectus: “As of December 31, 2009, these market capitalizations ranged between $263 million and $332.7 billion.”
4. Comment: In the summary section under “Principal Investment Strategies” section of the prospectus, please identify the types of securities of foreign issuers in which the Fund may invest.
     Response: We respectfully acknowledge your comment; however, because the Fund is not limited in the types of securities of foreign issuers in which it may invest, we do not believe that additional disclosure is necessary.
5. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state: “The Fund may write (sell) listed and over-the-counter (OTC) covered call options on its portfolio securities, may purchase and sell stock index futures contracts and may purchase put options on stock indexes and stock index futures.” Briefly describe.
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

6. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state: “The Fund may use options and futures to facilitate trading...” What does “facilitate trading” mean?
     Response: “Facilitate trading” in this context means portfolio management and we have changed the disclosure accordingly.
7. Comment: Please summarize the risks associated with each of the strategies disclosed in the following sentence “The Fund may write (sell) listed and over-the-counter (OTC) covered call options on its portfolio securities, may purchase and sell stock index futures contracts and may purchase put options on stock indexes and stock index futures.” which is included in the summary strategy section of the prospectus, as discussed in Comment #5 above. If these are principal risks they should be included as such in the summary and Item 9 sections of the prospectus.
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
8. Comment: It seems that the Adviser pursues a value strategy for this Fund. Consider adding value style investing as a principal risk of the Fund.
     Response: Value style investing has been added to the principal risks of the Fund.
9. Comment: The current disclosure suggests that the bottom range of the market capitalization for the Russell 1000® Value Index is in the millions. How do you reconcile the use of this Index given the title of the Fund?
     Response: According to the information on the Russell web site, “[T]he Russell 1000® Value Index measures the performance of the large-cap value segment of the U.S. equity universe.”
Invesco S&P 500 Index Fund
1. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you indicate that the “Fund may invest in futures, swaps and Standard & Poor’s Depositary Receipts (SPDRs).” Please briefly describe each of these types of investments.
     Response: These are not principal strategies of the Fund, but are included in the “Principal Investment Strategies of the Fund” section of the prospectus because they are counted in the 80% test. Strategy and risk disclosure related to these investments is included in the additional strategy and risk sections.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

Van Kampen American Franchise Fund
1. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you indicate that the Adviser “seeks to achieve the Fund’s investment objective by investing primarily in equity securities...” Please identify and briefly describe the types of equity securities in which the Fund will invest.
     Response: The following sentence has been added to both the Item 4 and Item 9 strategy sections of the Fund’s prospectus: “Equity securities in which the Fund invests are common stock, preferred stock, convertible securities, warrants or rights to purchase equity securities and depositary receipts.”
2. Comment: In the Item 9 principal investment strategy disclosure you state: “Derivatives transactions may involve the purchase and sale of derivative instruments such as options, forwards, futures, options on futures, swaps and other related instruments and techniques.” The phrase “such as” suggests that there are additional derivative instruments in which the Fund may invest that are not listed – please list such instruments. Also, please briefly describe each derivative instrument noted in this sentence.
     Response: The Fund has revised the disclosure to delete the term “such as” and thus, the disclosure states the following: “[d]erivatives transactions may involve the purchase and sale of options, forwards, futures, option and futures, swaps and other related instruments and techniques.” The Fund notes that to the extent such derivative transaction is a principal investment strategy of the Fund, the Fund has included appropriate descriptive disclosure in the section referenced. Thus, the Fund does not believe that additional disclosure is necessary.
3. Comment: Please revise the non-diversification risk description to be more fund-specific. For example, consider using the follow description: “The Fund is non-diversified and invests a greater portion of its assets in a more limited number of issuers than a diversified fund and, as a result, is subject to a greater risk than a diversified fund because changes in the financial condition or market assessment of a single issuer results in greater fluctuations in the value of its shares.” rather than the current description which is: “Generally, a non-diversified fund invests a greater portion of its assets in a more limited number of issuers than a diversified fund and, as a result, a non-diversified fund is subject to a greater risk than a diversified fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuations in the value of such non-diversified funds’ shares.”
     Response: The non-diversification risk description has been revised as requested.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

4. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.
Van Kampen Core Equity Fund
1. Comment: In the sections of the prospectus discussing the principal investment strategies of the Fund, you indicate that the “ Adviser seeks to achieve the Fund’s investment objective by investing primarily in a portfolio of common stocks and other equity securities of large capitalization companies.” Please add the minimum market capitalization of large capitalization companies.
     Response: The Fund has added the requested disclosure.
2. Comment: Consider adding growth style investing risk and value style investing risk to the principal risks of the Fund.
     Response: Growth style investing risk and value style investing risk are included in the core style investing risk description in the Item 9 disclosure of the Fund’s prospectus. The Registrant believes the current disclosure is appropriate and no additional disclosure is necessary at the present time.
3. Comment: In the sections of the prospectus discussing the principal investment strategies of the Fund, you state: “The Fund emphasizes a core style of investing, which means that it may purchase and hold equity securities that may have growth and/or value characteristics.” Is this what core style investing means? I understood it to mean investing in a comparably small number of holdings.
     Response: The Fund believes that core equity investing is as currently described and intends to invest consistently with such description.
4. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

Van Kampen Small Cap Growth Fund
1. Comment: The summary and Item 9 “Principal Investment Strategies” sections of the prospectus provide the capitalization range of companies represented in the Russell 2000® Index as of June 30, 2009. Please update these figures as of a more recent date.
     Response: The Fund has revised the capitalization range as of December 31, 2009 as requested.
2. Comment: The Item 9 “Principal Investment Strategies and Risks” section of the prospectus indicates that the Fund emphasizes a growth style of investing. Consider adding growth style investing risk to the principal risk sections of the prospectus.
     Response: Growth style investing has been added to the summary and Item 9 principal risk sections of the prospectus.
Van Kampen Equity Premium Income Fund
1. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.
Van Kampen Growth and Income Fund
1. Comment: In the sections of the prospectus discussing the principal investment strategies of the Fund, you state: “The Adviser may focus on larger capitalization (or large cap) companies which it believes possess characteristics for improved valuation.” Please add the minimum market capitalization of large capitalization companies. Please also clarify what “may focus” means, referring to the general comment regarding adding disclosure as to what the Adviser may buy and when it may sell.
     Response: The Fund has revised the disclosure as requested.
2. Comment: Consider adding small capitalization risk to the principal risks of the Fund.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The requested disclosure has been added under “Market Risk” in the summary section and is currently in the section entitled “Investment Objective, Strategies, Risks and Portfolio Holdings – Principal Investment Strategies and Risks.”
Van Kampen Equity and Income Fund
1. Comment: Consider adding small capitalization risk to the principal risks of the Fund.
     Response: The Fund has added the disclosure as requested.
2. Comment: In the Item 9 “Principal Investment Strategies and Risks” section of the prospectus, you state: “The Adviser focuses on larger size companies, although the Fund may invest in companies of any size including securities of small- and medium-sized companies.” Please clarify.
     Response: The Fund has revised the disclosure as requested.
3. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.
Invesco Fundamental Value Fund
1. Comment: Item 9 of Form N-1A requires a description of how the adviser will decide which securities to buy and when to sell.
     Response: The Item 9 section of the Fund’s prospectus currently includes the following disclosure describing how the Adviser will decide which securities to buy and when to sell:
In selecting securities for investment, the Adviser utilizes a bottom-up investment process that seeks to identify companies with potential for improved market valuations. The Adviser analyzes quantitative and fundamental research on each company with a focus on identifying potential catalysts for change that could benefit the company and cause its stock price to rise. Examples of catalysts for change can include new management, an industry development or a regulatory change. In assessing the strength of a company, the Adviser generally analyzes value measures, such as price/earnings ratios, cash flow and enterprise value/sales ratios, relative to the company’s return on capital. The Adviser may

Vincent Di Stefano
Division of Investment Management
February 11, 2010

also consider the company’s ability to pay a dividend, among other factors. The Adviser currently anticipates that the Fund’s portfolio will consist of a relatively small number of holdings (i.e., 35-65 companies). In determining whether to sell a security, the Adviser considers a number of factors, including changes in the issuer’s financial and/or industry position, as well as general economic and market conditions.
The Registrant does not believe that additional disclosure is necessary at the present time.
2. Comment: In the summary section under “Principal Investment Strategies of the Fund,” you state: “The Fund will normally invest at least 65% of its assets in common stocks and other equity securities, which can include depositary receipts, preferred stocks or securities convertible into common or preferred stock. Rather than saying “other equity securities,” please list all securities in which the Fund may invest.
     Response: We respectfully acknowledge your comment; however, we believe that this list is currently the full list of securities in which the Fund may invest and, therefore, believe that the current disclosure is appropriate. In the event that the list of equity securities in which the Fund may invest changes in the future, we will consider whether additional disclosure is necessary.
3. Comment: Change “e.g.” references to “i.e.”
     Response: All “e.g” references have been changed to “i.e.” in the prospectus.
4. Comment: On page 7, in the last paragraph under “Principal Investment Strategies,” briefly describe what else the fund can invest in for the remaining 35% bucket.
     Response: The disclosure is currently included in the above referenced paragraph.
5. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
6. Comment: Does this Fund invest in smaller capitalization stocks or emerging market securities as part of its principal investment strategy? If so, please add disclosure to that effect.
     Response: The Fund does not invest in small capitalization stocks or emerging market securities as part of its principal investment strategy.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

7. Comment: Please clarify whether derivatives are part of the principal investment strategy of the Fund. If so, please add derivatives risk as a principal risk.
     Response: The principal investment strategies sections of the prospectus have been revised to reflect that investing in derivatives is part of the Fund’s principal investment strategies. Derivatives risk has been added as a principal risk of the Fund.
Specific Comments – SAI
1. Comment: Under the “Fund Restrictions” heading of the SAI, please revise No. 2 (the borrowing restriction) to include narrative disclosure as to what is permitted with regards to borrowing at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel